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Exhibit 2.1

ASSET PURCHASE AGREEMENT

        THIS AGREEMENT is made as of this 30th day of April, 2002 by and between ChoiceTel Communications, Inc., a Minnesota corporation with offices located at 15500 Wayzata Boulevard, Suite 1029, Wayzata, Minnesota 55391 ("Seller") and ChoiceTel Acquisitions, Inc., a Puerto Rico corporation with offices located at 26 Dorado Beach Estates, Dorado, Puerto Rico, 00646 ("Purchaser").

BACKGROUND

        A.    Seller owns and operates pay telephones in the Commonwealth of Puerto Rico (the "Business").

        B.    Seller desires to sell and transfer to Purchaser and Purchaser desires to purchase and acquire from Seller, certain assets of Seller as described in this Agreement, upon the terms, conditions and provisions set forth in this Agreement.

        NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties, agreements and conditions herein, and other good and valuable consideration, the receipt and the sufficiency of which are acknowledged, the parties hereby agree as follows:

AGREEMENT
ARTICLE 1
PURCHASE AND SALE OF ASSETS

        1.1    Asset Purchase.    Subject to the terms and conditions set forth in this Agreement, Purchaser will purchase from Seller, and Seller will sell, transfer, assign, convey and deliver to Purchaser, on the Closing Date (as defined in Section 8.1), all of Seller's right, title and interest in and to the assets located in Puerto Rico and used in, or relating to, the Business (other than the Excluded Assets), including without limitation the following assets of Seller (the "Purchased Assets"):

          (a)    Site Contracts.    All contracts pertaining to the provision of pay telephones placed or to be placed into operation at particular sites in Puerto Rico pursuant to an agreement therefor ("Site Contracts") with site owners or operators ("Site Providers"), together with Seller's right to provide pay telephone services to the Site Providers;

          (b)    Pay Telephones.    Approximately 1,450 pay telephones (the "Pay Telephones");

          (c)    Equipment.    All furniture, fixtures, equipment, machines, computers, supplies and other tangible assets which are owned by Seller and located in Puerto Rico;

          (d)    Trade Information.    All of Seller's lists for customers in Puerto Rico, together with the right to solicit and service said customers, manuals, forms, computer programs, business plans or like data that is located in Puerto Rico;

          (e)    Coins.    The coins that will be inserted into the Pay Telephones on and after the Closing Date; and

          (f)    Dial Around Compensation.    All dial around compensation that will accrue beginning as of the Closing Date.

        1.2    Excluded Assets.    The parties hereby agree that the following assets shall not be sold, transferred, conveyed or delivered to Purchaser pursuant to this Agreement: (i) cash and monies in bank accounts, (ii) life insurance policies, (iii) prepaid expenses, (iv) accounts receivable earned prior to the Closing Date; (v) dial-around receivables earned prior to the Closing Date; and (vi) all revenue earned by Seller prior to the Closing Date including but not limited to revenue from coin calls, coins in the Pay Telephones, non-coin calls, dial around compensation, operator service revenues and any tax or regulatory refunds or credits, whenever received or credited.

        1.3    Consideration for Assets.    In consideration of, and in exchange for, the sale of the Purchased Assets, Purchaser shall pay to Seller Two Million Three Hundred Thousand Dollars ($2,300,000) (the "Purchase Price") on the Closing Date, in accordance with the payment terms provided in Section 1.4 of this Agreement.

        1.4    Payment of Purchase Price    At Closing, Purchaser shall pay Seller, in immediately available U.S. funds, the Adjusted Purchase Price. Adjusted Purchase Price means the Purchase Price less the broker's fee which Purchaser shall pay to Wimbish Riteway Realtors in accordance with Section 6.2 of this Agreement, and less the non-refundable deposit of One Hundred Thousand Dollars ($100,000) (the "Escrow Funds"), that was deposited into the escrow account ("Escrow Account") on March 29, 2002. At Closing, in addition to the Adjusted Purchase Price, Purchaser shall pay Seller in immediately available U.S. funds, an amount equivalent to the coins that are in the Pay Telephones on the Closing Date, as determined by the Seller's polling of the Pay Telephones on the morning of the Closing Date.

        1.5    Assumption of Liabilities.    In connection with this Agreement, Purchaser shall assume all liabilities and obligations of the Business related to the Purchased Assets that will accrue as of the Closing Date. Purchaser will not assume or agree to assume or discharge any other liability or obligation of Seller incurred prior to the Closing Date, other than the Seller's obligations to the Site Providers under the Site Contracts, all of which Purchaser specifically agrees to assume.

        1.6    Sales, Use and Excise Taxes.    Purchaser hereby agrees to pay any and all sales, use or excise taxes assessable with respect to the sale, assignment or transfer of the Purchased Assets.

        1.7    Transfer Fees.    In addition to the Purchase Price, Purchaser hereby agrees that Purchaser will be solely responsible for any transfer fees or taxes charged by any Puerto Rico telephone company in connection with the sale and transfer of the Purchased Assets. Purchaser's payment of any and all transfer fees and taxes will not decrease the Adjusted Purchase Price that Purchaser is obligated to pay to Seller on the Closing Date.

ARTICLE 2
CONDITIONS

        2.1    Conditions to Purchaser's Obligation.    The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions on or before the Closing Date:

          (a)  The representations and warranties set forth in Article 4 hereof and in any document delivered to Purchaser pursuant to this Agreement will be true and correct in all respects at and as of the Closing as though then made and as though the Closing Date was substituted for the date of this Agreement;

          (b)  Seller will have performed and complied with, in all respects, all of the conditions, covenants and agreements required to be performed and complied with under this Agreement; and

          (c)  All proceedings, corporate or otherwise, to be taken by Seller in connection with the consummation of the Closing and the other transactions contemplated by this Agreement will have been taken and all documents required to be delivered by Seller to effect the transactions contemplated by this Agreement will have been delivered.

        Any condition specified in this Section 2.1 may be waived by Purchaser provided that no such waiver will be effective unless it is set forth in writing executed by Purchaser.

        2.2    Conditions to Seller's Obligations.    The obligation of Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions on or before the Closing Date:

          (a)  The representations and warranties set forth in Article 5 hereof and in any document delivered to Seller pursuant to this Agreement will be true and correct, in all respects, at and as of the Closing as though then made and as though the Closing Date was substituted for the date of this Agreement;

          (b)  Purchaser will have performed and complied with, in all respects, all the conditions, covenants and agreements required to be performed and complied with by it under this Agreement;

          (c)  All governmental filings, authorizations and approvals or consents of third parties that are required for the consummation of the transactions contemplated by this Agreement will have been duly made and obtained including but not limited to the Purchaser's procurement of a license from the Puerto Rico Telecommunications Regulatory Board (the "TRB") permitting the Purchaser to operate as a telecommunications service provider in Puerto Rico;

          (d)  No action or proceeding before any court or government body will be pending or threatened against Purchaser wherein an unfavorable judgment, decree or order would prevent the carrying out of this Agreement or any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded;

          (e)  All proceedings, corporate or otherwise, to be taken by Purchaser in connection with the consummation of the Closing and the other transactions contemplated by this Agreement will have been taken and all documents required to be delivered by Purchaser to effect the transactions contemplated by this Agreement will have been delivered;

          (f)    Confirmation shall have been received by Seller from its bank that good funds have been received on the Closing Date in Seller's account representing the portion of the Purchase Price referred to in Section 1.4 of this Agreement.

        Any condition specified in this Section 2.2 may be waived by Seller provided that no such waiver will be effective unless it is set forth in a writing executed by Seller.

        2.3    Termination of Agreement.    This Agreement and the transactions contemplated in this Agreement may be terminated at or prior to the Closing Date as follows:

          (a)  By mutual written consent of each party hereto;

          (b)  By Purchaser pursuant to written notice if Seller has failed in any material respect to satisfy on or before the Closing Date all of the conditions to Closing set forth in Section 2.1;

          (c)  By Seller pursuant to written notice if Purchaser has failed in any material respect to satisfy on or before the Closing Date any of the conditions to Closing set forth in Section 2.2; or

          (d)  If the transaction has not closed by May 31, 2002, which may be extended by written agreement of the parties.

ARTICLE 3
CONDUCT AND TRANSACTIONS OF BUSINESS PRIOR TO CLOSING

        3.1    General.    Purchaser and Seller will each use their reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the Closing conditions set forth in Article 2). Neither Purchaser nor Seller shall take any action that would, or that could be expected to, result in any of the conditions to Closing to not be satisfied.

ARTICLE 4
REPRESENTATIONS, WARRANTIES AND AGREEMENTS
OF SELLER

        Seller hereby represents and warrants the following to Purchaser with the intention that Purchaser may rely upon the same and acknowledges that these representations and warranties shall survive the term of this Agreement:

        4.1    Organization and Corporate Power.    Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota and all jurisdictions in which it is doing business or has facilities, and has all requisite power and authority and all material authorizations, licenses and permits necessary to own and operate the Purchased Assets and to conduct the Business as now conducted.

        4.2    Authorization.    Seller has full legal right, power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement have been duly approved by all necessary action of Seller. This Agreement has been duly authorized, executed and delivered by Seller and constitutes a valid and binding obligation of Seller.

        4.3    Title to Assets.    Seller is the owner of the Purchased Assets and Seller owns good and marketable title to the Purchased Assets free and clear of all liens, pledges, mortgages, security interests and encumbrances, with the exception of liens for taxes not yet due.

        4.4    Licenses and Permits.    Seller possesses all permits, licenses, approvals and notifications, governmental or otherwise necessary to operate the Business.

        4.5    Validity of Contemplated Transactions.    The execution, delivery and performance of this Agreement by Seller does not and will not violate, conflict with or result in the breach of any term, condition or provision of, or require the consent of any other person under, (a) any existing law, ordinance, or governmental rule or regulation to which Seller is subject, (b) any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental or regulatory official, body or authority which is applicable to Seller, (c) the charter documents of Seller, or (d) any mortgage, indenture, agreement, contract, commitment, lease, plan, or other instrument, document or understanding, oral or written, to which Seller is a party, by which Seller may have rights or by which any of the Purchased Assets may be bound or affected, or give any party with rights thereunder the right to terminate, modify, accelerate or otherwise change the existing rights or obligations of Seller thereunder. Notwithstanding the foregoing, the parties hereby acknowledge that certain Site Contracts may require the consent of the Site Providers and the necessity of obtaining such required consent shall not constitute a breach of this representation.

        4.6    Litigation.    Seller shall bear sole responsibility for any litigation, including any arbitration, investigation or other proceeding of or before any court, arbitrator or governmental or regulatory official, body or authority that is currently pending or threatened against Seller and which relates to the Purchased Assets or the transactions contemplated by this Agreement arising from any claim occurring before the Closing Date.

        4.7    Contracts and Commitments.    Except for the Site Contracts, Seller is not a party to any written or oral agreement which may be construed to bind Purchaser after Closing.

        4.8    Taxes.    All property taxes and any other tax to which the Purchased Assets may be subject to before the Closing Date, have been paid or will be paid as of the Closing Date.

        4.9    Labor Matters.    Any pending labor matters relating to the Seller's operation of the Seller's assets shall be the sole responsibility of the Seller. All employees of Seller, with the exception of the general manger of the Business, shall be terminated as of the Closing Date and any severance payments for employees of the Business terminated as a direct and immediate result of this transaction shall be the sole responsibility of Seller.

ARTICLE 5
REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF
PURCHASER

        Purchaser hereby represents and warrants the following to Seller with the intention that Seller may rely upon the same and acknowledges that such representations and warranties shall survive the term of this Agreement:

        5.1    Corporate Organization and Power.    Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Puerto Rico and all jurisdictions in which it is doing business or has facilities, and has all requisite power and authority and all material authorizations, licenses and permits necessary to own and operate the Purchased Assets and to perform its obligations hereunder.

        5.2    Authorization.    Purchaser has full legal right, power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement have been duly approved by all necessary action of the Purchaser. This Agreement has been duly authorized, executed and delivered by Purchaser and constitutes a valid and binding obligation of Purchaser, enforceable in accordance with its terms.

        5.3    Licenses and Permits.    Purchaser possesses, or has applied for, all permits, licenses, approvals and notifications, governmental or otherwise necessary to operate the Business.

        5.4    Financial Ability to Perform.    Purchaser has the financial ability to perform its obligations under this Agreement, and Purchaser is not aware of any fact, agreement, arrangement, proceeding or condition which would impair or prevent the Purchaser from performing its obligations under the Agreement.

        5.5    Validity of Contemplated Transactions, etc.    The execution, delivery and performance of this Agreement by Purchaser does not and will not violate, conflict with or result in the breach of any term, condition or provision of, or require the consent of any other person under, (a) any existing law, ordinance, or governmental rule or regulation to which Purchaser is subject, (b) any judgment, order, writ, injunction, decree or award of any court, arbitrator or governmental or regulatory official, body or authority which is applicable to Purchaser, (c) the charter documents of Purchaser, or (d) any mortgage, indenture, agreement, contract, commitment, lease, plan, or other instrument, document or understanding, oral or written, to which Purchaser is a party, by which Purchaser may have rights or by which any of the Purchased Assets may be bound or affected, or give any party with rights thereunder the right to terminate, modify, accelerate or otherwise change the existing rights or obligations of Purchaser thereunder.

        5.6    Litigation.    Purchaser shall bear sole responsibility for any litigation, including any arbitration, investigation or other proceeding of or before any court, arbitrator or governmental or regulatory official, body or authority which relates to the Purchased Assets or the transactions contemplated by this Agreement arising from any claim occurring on or after the Closing Date.

        5.7    Contracts and Commitments.    Any contracts or commitments relating to the Purchased Assets, entered into by Purchaser on or after the Closing Date shall not be construed to bind the Seller.

        5.8    Taxes.    All property taxes and any other tax to which the Purchased Assets may be subject, which begin to accrue on and after the Closing Date shall be the sole responsibility of the Purchaser.

ARTICLE 6
OTHER AGREEMENTS

        6.1    Escrow Agreement.    The parties hereby agree that upon Closing, Seller will instruct the escrow agent ("Escrow Agent") to release to Seller Fifty Thousand Dollars ($50,000) of the Escrow Funds. The parties hereby agree that upon Closing, the Fifty Thousand Dollars ($50,000) remaining in the Escrow Account is intended to cover all claims, damages, costs and losses of the Purchaser

(collectively, the "Losses") resulting from the nonpayment by Seller of commissions due to Site Providers. The Escrow Agent will release all remaining funds to the Seller on the sixtieth (60th) day after the Closing Date unless the Escrow Agent is notified in a writing signed by both parties that the Purchaser has a good faith claim against the Seller for unpaid commissions due to the Site Providers. If the writing, signed by both parties, instructs the Escrow Agent how to disburse the Escrow Funds, the Escrow Agent will disburse the funds in accordance with the parties' mutual intent. If the Escrow Agent does not receive a writing signed by both parties, instructing the Escrow Agent how to disburse the funds, the Escrow Agent will remit all of the remaining Escrow Funds to the Seller.

        6.2    Broker Fees.    Purchaser hereby agrees to deduct the broker's fee from the Purchase Price and agrees to pay, and to be solely responsible for paying, such fee to Wimbish Riteway Realtors upon Closing. Purchaser acknowledges that it is solely responsible for any brokerage fees it may have incurred as a result of entering into this Agreement.

        6.3    Expenses.    The parties hereby agree that except as otherwise provided herein, each party shall be responsible for all of its expenses, including attorneys' fees, incurred in connection with the negotiation of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated by this Agreement.

        6.4    Disclaimer.    Seller makes NO warranties, express or implied, as to the condition of any of the Purchased Assets. All Purchased Assets are hereby sold and transferred to Purchaser in "AS IS" and "WHERE IS" condition. Seller expressly disclaims any express and implied warranties, including any implied warranty of merchantability and any implied warranty of goods fit for a particular purpose.

ARTICLE 7
INDEMNIFICATION

        7.1    Indemnification Obligations of Seller.

          (a)    Indemnification.    From and after the Closing, Seller will reimburse, indemnify and hold harmless Purchaser and its successors and assigns (an "Indemnified Purchaser Party") against and in respect of any and all damages, losses, deficiencies, liabilities, costs and expenses (including interest, penalties and reasonable attorneys' fees and disbursements) (collectively, the "Losses") incurred or suffered by any Indemnified Purchaser Party that result from, relate to or arise out of:

            (i)    any and all liabilities and obligations of Seller, arising before the Closing Date, of any nature whatsoever, except for those liabilities and obligations of Seller which Purchaser specifically assumes pursuant to this Agreement;

            (ii)  any and all actions, suits, claims, or legal, administrative, arbitration, governmental or other proceedings or investigations against any Indemnified Purchaser Party that relate to the Purchased Assets in which the principal event giving rise thereto occurred before the Closing Date or which result from or arise out of any action or inaction before the Closing Date of Seller or any director, officer, employee, agent, representative or subcontractor of Seller, except for those which Purchaser specifically assumes pursuant to this Agreement; or

            (iii)  any material misrepresentation, breach of warranty or nonfulfillment of any agreement or covenant on the part of Seller under this Agreement.

          (b)    Limitation on Indemnification Obligations.    Notwithstanding Section 7.1(a) of this Agreement, Seller shall, in no event, be liable to Purchaser or any of the Indemnified Purchaser Parties in an amount exceeding Five Hundred Thousand Dollars ($500,000.00) in the aggregate. This indemnification obligation shall survive for a period of one year following the execution of this Agreement.

        7.2    Indemnification Obligation of Purchaser.

          (a)    Indemnification.    From and after the Closing, Purchaser will reimburse, indemnify and hold harmless Seller and its successors and assigns (an "Indemnified Seller Party") against and in respect of any and all Losses incurred or suffered by any Indemnified Seller Party that result from, relate to or arise out of:

            (i)    any and all liabilities and obligations of Purchaser, arising on and after the Closing Date, of any nature whatsoever;

            (ii)  any and all actions, suits, claims, or legal, administrative, arbitration, governmental or other proceedings or investigations against any Indemnified Seller Party that relate to the Purchased Assets in which the principal event giving rise thereto occurred on or after the Closing Date or which result from or arise out of any action or inaction on or after the Closing Date, of Purchaser or any director, officer, employee, agent, representative or subcontractor of Purchaser; or

            (iii)  any material misrepresentation, breach of warranty or nonfulfillment of any agreement or covenant on the part of Purchaser under this Agreement.

          (b)    Indemnification for Waiver of Section 2.2(c).    In the event that Seller waives the condition to Closing contained in Section 2.2(c) of this Agreement, Purchaser agrees to fully and completely indemnify and hold harmless all Indemnified Seller Parties against any and all Losses incurred or suffered by any Indemnified Seller Party that result from, relate to or arise out of the consequences of the failure of Purchaser to obtain regulatory approval prior to providing telecommunications services in Puerto Rico. This indemnification obligation shall survive the term of this Agreement and shall survive the termination of the other indemnification obligations of both Seller and Purchaser.

          (c)    Limitations on Indemnification Obligations under Section 7.2(a).    For all Losses described in Section 7.2(a) of this Agreement, Purchaser shall, in no event, be liable to Seller or any of the Indemnified Seller Parties in an amount exceeding Five Hundred Thousand Dollars ($500,000.00) in the aggregate, and such indemnification obligation shall survive for a period of one year following the execution of this Agreement. This Section 7.2(c) does not, in any way, limit Purchaser's indemnification obligations under Section 7.2(b) of this Agreement.

ARTICLE 8
CLOSING

        8.1    Closing.    The parties hereby agree that the closing of the transaction contemplated by this Agreement (the "Closing") shall occur within two business days of signing this Agreement. Such date of Closing is referred to herein as the "Closing Date." The parties currently anticipate that the Closing will be scheduled to occur on May 1, 2002. The Closing shall be held by the exchange of documents by way of fax and wire transfer at the offices of Robins, Kaplan, Miller & Ciresi L.L.P., 2800 LaSalle Plaza, 800 LaSalle Avenue, Minneapolis, Minnesota or at such date, time and place as the parties may mutually agree upon in writing.

        8.2    Documents to be Delivered by Seller.    Seller agrees to deliver the following documents, duly executed as appropriate, to Purchaser at the Closing:

          (a)  the Bill of Sale for the assignment and transfer of Purchased Assets;

          (b)  a Certificate of Seller to the effect that each of the conditions specified in Section 2.1 of this Agreement has been satisfied in all respects or has been waived in writing by Purchaser; and

          (c)  such instruments of sale, transfer, assignment, conveyance and delivery as are required in order to transfer title to the Purchased Assets to Purchaser.

        8.3    Documents Delivered by Purchaser.    Purchaser agrees to deliver the following documents, duly executed as appropriate, to Seller at the Closing:

          (a)  wire transfer to Seller's bank of the portion of the Purchase Price referred to in Section 1.4;

          (b)  a Certificate of Purchaser to the effect that each of the conditions specified in Section 2.2 of this Agreement has been satisfied in all respects or has been waived in writing by Seller; and

          (c)  documentation of all governmental filings, authorizations and approvals or consents of third parties that are required for the consummation of the transactions contemplated by this Agreement, including but not limited to any regulatory approvals necessary from the TRB. If Seller agrees to waive Section 2.2(c) of this Agreement, Purchaser must deliver at Closing, a current application for Purchaser's license to provide telecommunications services in Puerto Rico.

ARTICLE 9
SURVIVAL OF REPRESENTATIONS AND WARRANTIES

        9.1    Survival of Representations and Warranties.    All covenants, agreements, representations and warranties made in connection with the transaction herein contemplated shall survive for a period of one year following the execution of this Agreement, except for the obligations of both the Purchaser and the Seller under Article 10 of this Agreement. The obligations of both the Purchaser and the Seller pursuant to Article 10 of this Agreement will survive the termination of this Agreement and the termination of the other representations and warranties made under this Agreement.

ARTICLE 10
POST CLOSING OBLIGATIONS

        10.1    Collection of Seller's Receivables.

          (a)  The parties hereby agree and acknowledge that all revenue earned by Seller prior to the Closing Date in its operation of the Business including, but not limited to, revenue from coin calls, coins in the Pay Telephones, non-coin calls, dial around compensation, operator service revenues and any tax or regulatory refunds or credits, whenever received or credited shall remain the property of the Seller and shall not be transferred pursuant to this Agreement.

          (b)  Upon receiving payment of revenues earned by Purchaser on and after the Closing Date in its operation of the Business, Seller hereby agrees to remit such funds to Buyer within two business days of the receipt of such payment.

          (c)  Upon receiving payment of revenues that were earned by Seller prior to the Closing Date in its operation of the Business, Purchaser hereby agrees to remit such funds to the Seller within two business days of the receipt of such payment.

          (d)  In the event Purchaser receives, after the Closing Date, a credit or a refund from prepayments or overpayments that was made by Seller prior to the Closing Date, Purchaser hereby agrees to pay to Seller the amount of such credit or refund immediately upon receipt thereof.

          (e)  It shall be the obligation of the Purchaser to file for and collect the dial around revenue earned by the Business for the quarter in which the Closing Date occurs. Purchaser hereby agrees to remit to Seller, within two business days of the receipt of such payment, the pro rata share of the dial around revenue earned by the Seller in the Seller's operation of the Business during the period preceding the Closing Date. All revenues earned by Seller before the Closing Date and collected or received by Purchaser at any time, shall be remitted to Seller within two business days of the receipt of such payment.

ARTICLE 11
MISCELLANEOUS

        11.1    Notices.    All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given when personally delivered or mailed by first class mail, return receipt requested. Notices, demands and communications to Seller and Purchaser will, unless another address is specified in writing, be sent to the addresses indicated below:

Notices to Seller:
ChoiceTel Communications, Inc. 15500 Wayzata Boulevard, Suite 1029 Wayzata, Minnesota 55391 Attn: Jeffrey R. Paletz, President
with a copy to:
Robins, Kaplan, Miller & Ciresi L.L.P. 2800 LaSalle Plaza 800 LaSalle Avenue Minneapolis, Minnesota 55402-2015 Attn: Robert T. Montague
Notices to Purchaser:
ChoiceTel Acquisitions, Inc. 26 Dorado Beach Estates Dorado, Puerto Rico 00646 Attn: Jairo Estrada
with a copy to:
Marichal & Hernandez Bolivia 33 Suite 301 Hato Rey, P.R. 00917 Attn: Tony Marichal

        11.2    Complete Agreement.    This document contains the complete agreement between the parties and supersedes any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way. There are no restrictions, promises, warranties, covenants, or undertakings, other than those expressly provided for herein.

        11.3    Survival.    All covenants, agreements, representations and warranties made by the parties in this Agreement, or in connection with the transactions contemplated by this Agreement shall survive the term of this Agreement.

        11.4    Amendment and Waiver.    This Agreement may be amended, provided that any such amendment will be binding on the parties only if such amendment is set forth in a writing signed by both parties. Waiver by Seller or Purchaser of any breach of or failure to strictly comply with any provision of this Agreement by the other party shall not be construed as a waiver of any provision of this Agreement.

        11.5    Assignment.    Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any party hereto without the prior written consent of the other party. The parties hereby agree that a merger between Seller and Sontra Medical, Inc. shall not constitute an assignment of this Agreement that requires Purchaser's consent hereunder. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

        11.6    Severability of Provisions.    If any provision of this Agreement is held to be unlawful or unenforceable in any respect by a court of competent jurisdiction, such provision shall be severed from this Agreement and shall not affect the validity or enforcement of the remaining provisions of this Agreement. Furthermore, if any provision of this Agreement is held to be overbroad, such provision shall be deemed amended to narrow its application to the extent necessary to render the provision enforceable according to applicable law.

        11.7    No Strict Construction.    The language used in this Agreement will be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction will be applied against any person.

        11.8    Captions.    The captions used in this Agreement are for convenience of reference only and do not constitute a part of this Agreement and will not be deemed to limit, characterize or in any way affect any provision of this Agreement, and all provisions of this Agreement will be enforced and construed as if no caption had been used in this Agreement.

        11.9    Interpretation.    This Agreement has been fully negotiated by the parties through their legal counsel. Accordingly, in interpreting this Agreement, the rule of interpretation requiring that documents be construed against the draftsman shall be inapplicable. Further, all additions or deletions of provisions from any and all drafts of this Agreement shall be of no force or effect in interpreting the terms of this Agreement or the intentions of the parties hereto.

        11.10    Governing Law.    This Agreement shall be construed and enforced in accordance with the internal laws (and not the law of conflicts) of the State of Minnesota.

        11.11    Counterparts.    This Agreement may be executed in one or two counterparts, both of which taken together will constitute one and the same instrument.

* * * * * * *

IN WITNESS WHEREOF, the parties hereto have executed this Asset Purchase Agreement as of the date first written above.

SELLER:
CHOICETEL COMMUNICATIONS, INC.
By:	/s/ JEFFREY R. PALETZ Jeffrey R. Paletz, President
PURCHASER:
CHOICETEL ACQUISITIONS, INC.
By:	/s/ JAIRO ESTRADA Jairo Estrada, President

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  Exhibit 2.1
ASSET PURCHASE AGREEMENT
BACKGROUND
AGREEMENT ARTICLE 1 PURCHASE AND SALE OF ASSETS
ARTICLE 2 CONDITIONS
ARTICLE 3 CONDUCT AND TRANSACTIONS OF BUSINESS PRIOR TO CLOSING
ARTICLE 4 REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF SELLER
ARTICLE 5 REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF PURCHASER
ARTICLE 6 OTHER AGREEMENTS
ARTICLE 7 INDEMNIFICATION
ARTICLE 8 CLOSING
ARTICLE 9 SURVIVAL OF REPRESENTATIONS AND WARRANTIES
ARTICLE 10 POST CLOSING OBLIGATIONS
ARTICLE 11 MISCELLANEOUS